June 23, 2014

VIA EDGAR AND FEDEX

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Wray

Re:	Sajan, Inc.

Registration Statement on Form S-1

Filed May 8, 2014

File No. 333-195819

Dear Ms. Wray:

On behalf of Sajan, Inc. (the “Company”), we are responding to your comment letter, dated June 4, 2014, to Mr. Shannon Zimmerman, Chief Executive Officer of the Company, regarding the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2014 (the “Form S-1”). A responsive Pre-Effective Amendment No. 1 to the Form S-1 (“Amendment No. 1”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 1 showing changes to the Form S-1 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.

General

1.	Please supplementally provide us with documentation supporting any factual assertions in your prospectus, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. For example, we note the following statements:

•	Sajan is a leading provider of language translation solutions.

•	According to research completed by Common Sense Advisory (“CSA”), the worldwide cost of global multilingual content delivery increased to approximately $33 billion in 2012 and is expected to reach approximately $40 billion by 2015.

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•	The industry for language translation services is extremely fragmented, with approximately two-thirds of providers employing five or fewer employees.

Please note that the above list is not meant to be complete. Additionally, for each factual statement in your prospectus, please identify in the filing the source of such information.

To the extent any such assertions are management’s belief, please clarify. Also, please advise whether any third-party reports or sources cited in the filing were commissioned by you, and if so, please disclose this fact in the prospectus.

Response: The Company will supplementally provide documentary support from the report published by Common Sense Advisory entitled “The Language Services Market: 2013” (the “CSA Report”) which has been marked to highlight the sections relied upon and cross-referenced to Amendment No. 1. The CSA Report is the source for all of the factual statements identified in the bullets above and certain other statements identified in the supplemental materials.

In addition, the Company has made certain revisions in Amendment No. 1, included on pages 3 and 34, to identify the sources of factual statements or to clarify that certain statements are based on the beliefs or experience of Company management. Neither the CSA Report nor any other reports or sources were commissioned by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.	Please consider expanding your overview to provide a balanced and meaningful discussion of known material trends and uncertainties that will, or are reasonably likely to, have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, you may want to discuss the significant year-over-year decrease in revenue from your largest customer for the quarter ended March 31, 2014 noted in comment 3 below, to the extent this is a known trend or uncertainty that you expect may continue to impact your results in future periods. As another example, we note your disclosure on page 9 that, while revenue grew 17% in 2013 over 2012, it was relatively flat in 2012 over 2011. The overview should provide analysis concerning the quality and variability of your earnings and cash flows to provide investors with insight into the extent to which reported financial information is indicative of future results. Further, please discuss in reasonable detail any economic or industry-wide factors relevant to your company and any material opportunities, challenges, and risks you may face in the short and long term and the actions you are taking to address them. We refer you to Sections III.A and III.B. of SEC Release No. 33-8350 for guidance.

Response: In response to the Staff’s comment, the Company has provided additional disclosures within Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) on page 25 of Amendment No. 1 that address (i) material trends and uncertainties that may affect the Company’s financial performance, (ii) the variability of the Company’s earnings, (iii) economic and industry-wide factors relevant to the Company, and (iv) material opportunities, challenges and risks that face the Company and the actions that have been and will be taken by the Company to address these risks.

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Results of Operations – Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Revenues, page 25

3.	We note your disclosure that your international revenues declined year-over-year, primarily due to a 20% decline in revenue from your largest customer. Consider enhancing your disclosure to discuss whether the decline in revenue from your largest customer or any related events or developments in the marketplace reflect a known trend or uncertainty that management believes may continue to have an unfavorable impact on revenue. Refer to Item 303(a)(3)(ii) of Regulation S-K, and for additional guidance see Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, the Company has supplemented its MD&A disclosure, included on page 25 of Amendment No. 1, regarding the effect of changes in revenue from its largest customer.

Liquidity and Capital Resources

Uses of Capital, page 30

4.	We note from your disclosure that you believe the proceeds from this offering together with your existing cash, operating cash flows, and existing credit facility will be sufficient to meet your cash requirements for the foreseeable future. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) and (2) of Regulation S-K and Instructions 2 and 3 to Item 303(a) for additional guidance.

Response: In response to the Staff’s comment, the Company has supplemented its MD&A disclosure, included on page 30, to specify that the Company believes that it will be able to conduct planned operations using only currently-available capital resources for, at a minimum, the next 12 months.

Our Business

Major Customers, page 39

5.	We note your disclosure that more than 10% of your revenues in each of the last two years was attributable to one customer. Please tell us your consideration for disclosing the identity of this customer. See Item 101(h)(4)(vi) of Regulation S-K. Additionally, please file the agreement governing the relationship with this customer, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

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Response: Consistent with the requirements of Item 101(h)(4)(iv) of Regulation S-K, the Company included a discussion of its reliance on major customers, including the percentage of revenue received from customers that accounted for more than 10% of the Company’s revenue during the 2013 and 2012 fiscal years and the first quarter of the 2014 fiscal year and the percentage of revenue derived from the Company’s top ten largest customers during the 2013 and 2012 fiscal years, without naming the customers accounting for more than 10% of revenues. Unlike Item 101(c)(1)(vii) of Regulation S-K, Item 101(h)(4)(iv) does not require that smaller reporting companies identify customers that account for 10% or more of revenue. Moreover, in its initial analysis, the Company determined that identifying the customers that accounted for 10% of revenue would not provide material information due to a lack of additional relationships between the Company and such customers. Nevertheless, the Company has supplemented the disclosure on page 39 of Amendment No. 1 to identify IBM and Cisco as the customers that have accounted for more than 10% of revenue in fiscal years 2013 and 2012 and the first quarter of fiscal 2014, with IBM being the customer referred to in the Staff’s comment.

The Company’s current agreement with IBM (the “MSA”) provides general terms and conditions for service (e.g., confidentiality, payment terms, independent contractor status, and limitation of liability). The MSA does not require IBM to use a minimum amount of the Company’s services and is terminable by either party on 30 days’ notice. The MSA with IBM was entered into in the ordinary course of business and, the Company believes, does not create rights or obligations that are material to the Company.

6.	Please provide more fulsome disclosure on the nature of the agreements that govern your relationships with your customers, including any material terms to such arrangements.

Response: The Company has supplemented its disclosure regarding its customers, on page __ of Amendment No. 1, to explain that the Company’s practice is to enter into agreements with its customers that provide technical instructions and terms and conditions for service, and that the Company believes that these agreements do not create rights or obligations that are material to the Company.

Management and Board of Directors

Directors and Executive Officers, page 41

7.	For each director, on an individual basis, discuss the specific experience, qualifications, attributes or skills that led the board to conclude that such person should serve as a director. See Item 401(e)(1) of Regulation S-K and for guidance, refer to Question 116.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

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Response: In response to the Staff’s comment, on pages 41 and 42 of Amendment No. 1, the Company has supplemented its disclosure with the experience, qualifications, attributes and skills that the Company’s Board of Directors analyzed in determining that each member of the Board of Directors should serve as a director.

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The undersigned acknowledges on behalf of the Company, having been authorized by the Company to do so, that:

•	any declaration of the Form S-1 as effective does not foreclose the Commission from taking any action with respect to the filing;
•	any declaration of the Form S-1 as effective does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness of the Form S-1 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter, together with Amendment No. 1 filed concurrently herewith, address the comments set forth in your letter. If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 1, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 1, please call me at (612) 492-7392 to discuss any additional questions or comments you might have. In my absence, feel free to contact Andrew Nick of our office at (612) 492-7457.

Sincerely,

/s/ John R Houston

John R Houston

Direct Dial: 612.492.7392

Email: jhouston@fredlaw.com

cc (by email):	Shannon Zimmerman, Sajan, Inc.

Thomas Skiba, Sajan, Inc.

Michael McKee, Baker Tilly Virchow Krause, LLP

Alan Gilbert, Maslon Edelman Borman & Brand, LLP

Bradley Pederson, Maslon Edelman Borman & Brand, LLP

Luna Bloom, Securities and Exchange Commission

Barbara Jacobs, Securities and Exchange Commission

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